March 15, 2010
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthal
                  Jeffrey P. Riedler

Re:	Alimera Sciences, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-162782 Date Filed: December 23, 2009
Dear Messrs. Rosenthal and Riedler:
               Alimera Sciences, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2, and (ii) three hard copies of Amendment No. 2 which are marked to show changes to Amendment No. 1 to the Registration Statement filed on December 23, 2009.
               On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated January 6, 2010 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the January 6, 2010 letter in italicized print. The Company’s responses are provided below each comment.
General
1.	Comments on your confidential treatment request will be delivered under separate cover.

RESPONSE TO COMMENT 1:
               The Company acknowledges that the Staff’s comments on its request for confidential treatment with respect to certain exhibits to the Registration Statement will be provided under separate cover.
Prospectus Summary, page 1
2.	We note your discussion of the undesirable side effects of FA and intraocular pressure in the “Risk Factor” and “Business” sections. Please revise the description of Iluvien in the discussion titled “Our Company” on pages 1 and 2 to include this information.
RESPONSE TO COMMENT 2:
               The Company acknowledges the Staff’s comment and has revised its description of Iluvien in the discussion titled “Our Company” on pages 1 and 2.
Use of Proceeds, page 32
3.	We note your response to comment 7 that if the offers were completed September 30, 2009 there would have been no accrued interest payable to pSivida. Please revise the “Use of Proceeds Discussion” to disclose the interest payable as of the latest date practicable.
RESPONSE TO COMMENT 3:
               The Company acknowledges the Staff’s comment and has revised its disclosure on Page 32 of the Registration Statement to include the amount of interest payable to pSivida as of the latest practicable date.
Risk Factors, page 7
We face heavy government regulation, and approval of Iluvien and our other product candidates from the FDA and from similar entities in other countries is uncertain, page 7
4.	What is your basis for expecting a waiver for the requirement that you perform carcinogenicity studies in animals?
RESPONSE TO COMMENT 4:
Because the Company was able to demonstrate, in its open-label Phase 2 human pharmacokinetic clinical study (PK Study) through month 18, that the use of Iluvien results in negligible systemic absorption of fluocinolone acetonide (FA), the Company expects that it will obtain a waiver from regulatory agencies for the requirement to perform carcinogenicity studies in animals. However, to the extent the Company is not be able to demonstrate negligible systemic absorption of FA in its PK Study beyond month 18 or for other reasons unknown to the Company, it may not obtain a waiver from regulatory agencies for the requirement to perform carcinogenicity studies in animals. If the Company is required to perform a carcinogenicity studies in animals, the approval of Iluvien could be delayed by up to 36 months. The Company has revised this risk factor to include the time period delay in the event it is required to perform a carcinogenicity studies in animals.
5.	Please disclose how much additional time these studies would require if you do not obtain waivers.
RESPONSE TO COMMENT 5:
               The Company respectfully directs the Staff to its response to Comment 4.
We will rely on a single manufacturer for Iluvien... page 10
6.	Please explain how the manufacturer of the Iluvien inserter is affiliated with Flextronic International or identify the actual manufacturer.
RESPONSE TO COMMENT 6:
               As of this date, the Company has not finalized its manufacturing agreement with Flextronics International (“Flextronics”). Flextronics has indicated that the ultimate Flextronics party under the final manufacturing agreement will be an existing or to be formed wholly owned subsidiary of Flextronics.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Overview, page 39
7.	We note your response to comment 9 which states that you believe your cash and cash equivalents are sufficient to fund your operations through February 2010. However, your disclosure on pages 25 and 39 states that your cash and cash equivalents are sufficient to fund your operations into July 2010. Please explain the discrepancy. Additionally, if you believe that your available cash is sufficient to fund your operations into July 2010 please revise your disclosure to describe any cost containment changes to your operations, additional available sources of capital, or other changes that were made to extend your resources for an additional seven months.
RESPONSE TO COMMENT 7:
               The Company acknowledges the Staff’s comment and has updated its disclosure in its Management’s Discussion and Analysis, and elsewhere in its Registration

Statement, to provide that on a pro forma basis for the receipt of $10.0 million in proceeds from the exercise of outstanding Series C-1 warrants in January 2010 and a $4.0 million upon the exercise by Bausch & Lomb Incorporated of its option to extend the period during which it may continue to develop an allergy product acquired from the Company in 2006 by two years, the Company had $18.9 million in cash and cash equivalents which it believes is sufficient to fund its operations into September 2010, but not beyond.
The Valuation of Our Common Stock, page 46
8.	Explain to us how you determined the likelihood of an initial public offering at December 1, 2009 and December 16, 2009 of only 20% and 25%, respectively. Include why the likelihood of a sale of the company/assets is greater than that of an initial public offering at December 1, 2009 and December 16, 2009. Also explain how the significance of the December 16, 2009 month 24 clinical readout from our FAME Study was considered in estimating the likelihood of both an initial public offering and the sale of the company/assets.
RESPONSE TO COMMENT 8:
               For valuations of the Company’s common stock between December 31, 2008 and December 1, 2009, the Company’s board of directors estimated the likelihood of completing an initial public offering at 20% relative to other future alternatives for the Company, in addition to the possibilities of a liquidation of the intellectual property, a sale of the Company or its assets, or remaining private. Because of the volatility of the capital markets and the general weakness in the U.S. economy in beginning in late 2008 and continuing throughout 2009, the lack of any companies similar to the Company completing an initial public offering of their common stock during that time period, and ongoing discussions that the Company had with potential strategic partners, the Company’s board of directors believed that, at the time each valuation was done, an initial public offering of the Company’s common stock was less likely to occur than a sale of the Company or its assets, and equally likely as remaining private and raising additional private capital. At the time of each of these valuations, the Company’s board of directors estimated the likelihood of a liquidation of the Company’s intellectual property at 20% due to the pending outcome of the Company’s month 24 readout of its FAME Study (due in December 2009) and the subsequent risk of FDA approval. As a result of what the Company’s board of directors viewed as positive results from the month 24 readout of the FAME Study, it reduced the likelihood of a liquidation of the Company’s intellectual property to 10%, and increased the likelihood of an initial public offering to 25%, while increasing the likelihood of a sale of the Company or its assets from 40% to 45%.
Compensation Discussion and Analysis, page 93
9.	Please revise the description of the 2009 corporate and individual goals to more specifically describe the following:

•	The goals related to cash management and financing;

•	The objective related to the 2008 financial audit;

•	The goal related to building relationships with analysts and investment bankers;

•	The management technology transfer; and

•	The objective management of public relations.
RESPONSE TO COMMENT 9:
               The Company acknowledges the Staff’s comment and has revised its Compensation Discussion and Analysis disclosure to more specifically describe the matters set forth above.
10.	To the extent that the compensation committee has made any determinations as to whether any of the goals were achieved, please provide this information.
RESPONSE TO COMMENT 10:
               The Company acknowledges the Staff’s comment and has revised its Compensation Discussion and Analysis disclosure to set forth the determinations of the compensation committee with respect to the achievement of the performance goals.
Executive Compensation, page 100
11.	Please update your executive compensation disclosure to provide compensation paid during the year ended December 21, 2009. If you have not determined bonuses for 2009, please include a footnote to the executive compensation table disclosing that bonuses have not yet been determined.
RESPONSE TO COMMENT 11:
               The Company acknowledges the Staff’s comment and has revised its Executive Compensation disclosure to provide compensation, including with respect to bonuses, paid during the year ended December 31, 2009.
12.	We note that Messrs. Myers’, Eiswirth’s, Green’s, Holland’s and Ms. Caballa’s salaries and bonus potentials were revised in December 2009, effective January 2009. Please explain whether “effective 2009” related to the bonus potential adjustment or you made retroactive salary payments.
RESPONSE TO COMMENT 12:
               The Company acknowledges the Staff’s comment and has corrected its disclosure to provide that the effective date of the revised salaries and bonuses for these named executive officers was January 1, 2010.

* * * * *
               Please do not hesitate to contact me at 781.795.3550 or my colleague, Janene Ásgeirsson, at 781.795.3505 if you have any questions or would like additional information regarding this matter.
Very truly yours,
GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Jay K. Hachigian

Jay K. Hachigian

cc:	C. Daniel Myers
Richard S. Eiswirth, Jr.
Marc F. Dupré, Esq.
Janene Ásgeirsson, Esq.